Exhibit 1.1

Acri Capital Acquisition Corporation

AMENDMENT TO THE UNDERWRITING AGREEMENT

February 23, 2024

EF Hutton LLC

(f/k/a EF Hutton, division of Benchmark Investments, LLC)

590 Madison Avenue, 39th Floor

New York, NY 10022

Ladies and Gentlemen:

This Amendment (this “Amendment”) to the Underwriting Agreement (the “Underwriting Agreement”), dated as of June 9, 2022, is entered into by and between Acri Capital Acquisition Corporation, a Delaware corporation (the “Company”) and EF Hutton LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC) (the “Representative”), as representative of the several underwriters named on Schedule I to the Underwriting Agreement (the “Underwriters,” together with the Company, the “Parties” and individually, a “Party”).

Reference is made to the Underwriting Agreement by and between the Company and the Underwriters. All capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Underwriting Agreement.

Reference is further made to the Business Combination Agreement (the “Business Combination Agreement”) by and between the Company, Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “PubCo”), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the PubCo (the “Merger Sub”), and Foxx Development Inc., a Texas corporation, dated February 18, 2024, pursuant to which (a) the Company will merger with and into PubCo (the “Reincorporation Merger”), and (b) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of PubCo (the “Acquisition Merger”, together with the Reincorporation Merger and other transaction contemplated in the Business Combination Agreement, the “Business Combination”).

In consideration of the Business Combination and mutual covenants and agreements, the Underwriter has agreed to reduce the amount of the Deferred Underwriting Commission payable to the Underwriters under the Underwriting Agreement from $2,587,500 in cash to $1,725,000 in cash and 43,125 shares of PubCo common stock (the “Shares”) to be issued immediately prior to the “Closing” of the Business Combination, as such term is defined in the Business Combination Agreement.

1. Section 2(c) of the Underwriting Agreement shall be amended and replaced in its entirety as follows:

“In addition to the discount from the public offering price represented by the purchase price set forth in the first sentence of Section 2 of this Agreement, the Company hereby agrees to pay to the Underwriters a deferred discount of $0.20 per Unit (including both Firm Units and Optional Units) purchased hereunder (the “Deferred Discount”, representing 2% of the initial public offering price per Unit)), with the Representative receiving 100% of the Deferred Discount on behalf of the Underwriters, and shall issue or cause the surviving listed company of the Business Combination to issue 37,500 shares of common stock or ordinary shares (or up to 43,125 shares of common stock or ordinary shares,  if the Underwriters’ over-allotment option is exercised in full) of the surviving listed company at or immediately before the completion of the Business Combination (the “Deferred Discount Shares”). The Underwriters hereby agree that if no Business Combination is consummated within the time period provided in the Trust Agreement and the funds held under the Trust Agreement are distributed to the holders of the Shares included in the Units sold pursuant to this Agreement (the “Public Stockholders,” which term shall include any officers or directors of the Company solely to the extent they hold any Public Shares (as defined below)), (i) the Underwriters will forfeit any rights or claims to the Deferred Discount and Deferred Discount Shares and (ii) the trustee under the Trust Agreement is authorized to distribute the Deferred Discount to the Public Stockholders on a pro rata basis.”

2. The Company irrevocably covenants to perform the following subsequent to the closing of Business Combination:

A.	Within sixty (60) days from closing of the Business Combination, the Company or the Pubco shall cause the Shares to be registered under the Securities Act.

B.	Alternatively, if after twelve (12) months from the Effective Date (the “Twelve-month Period Date”), the Company has not registered any of the Shares on an effective Registration Statement, then the Company will confirm in writing that such Shares are freely sellable under Rule 144. No later than the Twelve-month Period Date, the Company shall provide EF Hutton a valid legal opinion that its Ordinary Shares are eligible for resale pursuant to Rule 144.

3. Entire Agreement. The Underwriting Agreement, as amended by this Amendment, sets forth the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

4. Ratification. Except as amended hereby, the terms and provisions of the Underwriting Agreement shall remain unchanged and in full force and effect. In the event of any conflict between the terms of the Underwriting Agreement and the terms of this Amendment, the terms of this Amendment shall govern and control.

5. Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each Party of an executed counterpart or the earlier delivery to each Party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other Parties.

6. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Amendment as of the day and year first above written.

EF HUTTON LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC)

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

ACRI CAPITAL ACQUISITION CORPORATION

By:	/s/ “Joy” Yi Hua
Name:	“Joy” Yi Hua
Title:	Chief Executive Officer

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